SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of July, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO INVESTORS

(a free translation from the document in Portuguese filed with the Comissão de Valores
Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) announces to its shareholders and to the market the following:

1.           In connection with the conversion of all of the 244,347,953 VCP preferred shares into VCP common shares at the ratio of 0.91 VCP common share for each and every one of VCP’s preferred shares, as approved by the Extraordinary Shareholders' Meeting (Assembleia Geral Extraordinária) held on May 30, 2009, the deadline for the exercise of appraisal rights expired on July 2, 2009.

2.           VCP ratifies the resolution approved at the aforementioned Extraordinary Shareholders’ Meeting, and thus will not make use of the option set forth under Article 137, paragraph 3, of Law 6,404/76, which allows a company’s management and shareholders to reconsider a corporate resolution if the exercise of appraisal deriving from such resolution might excessively burden the company. The controlling shareholder of VCP, Votorantim Industrial S.A., will donate to minority shareholders of VCP who, as a result of the conversion, end up with fractional shares, the amount of common shares necessary, so that such shareholders do not hold fractional shares, and the amount of common shares they own as a result of the conversion is rounded up.

3.           Appraisal rights were exercised by 14 VCP shareholders holding an aggregate of 36,670 VCP preferred shares. Considering the appraisal reimbursement amount of R$20.61 per VCP preferred share, equivalent to the book value per VCP preferred share as of December 31, 2008, the aggregate appraisal reimbursement amount to be paid to dissenting shareholders is R$755,768.70.

4.           The aggregate appraisal reimbursement amount shall be paid out of VCP’s capital reserves. The 33,369 VCP common shares, resulting from the conversion of the VCP preferred shares held by former VCP preferred shareholders who exercised appraisal rights, shall be held by VCP as treasury stock for future cancellation or placement with the market.

5.           As a result, VCP’s capital stock of R$7,057,302,181.59 shall now be divided into 390,164,352 VCP common shares with no par value.

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6.           The appraisal reimbursement amount shall be paid to dissenting shareholders on July 17, 2009 by means of wire transfers to their respective custodial accounts.

7.           In order to reconcile the operational process for the referred VCP share conversion with the deadline for the replacement of the depositary for VCP’s ADR Program currently in progress, the last trading day for VCP’s preferred shares shall be August 11, 2009. Starting on August 12, 2009, only VCP common shares, under the symbol “VCPA3”, shall be admitted for trading.

8.           More information may be obtained with VCP’s Investor Relations Department located at Alameda Santos, 1357, 9th floor, São Paulo, SP, Brazil, or by phone at +55 11 2138-4287 or fax at +55 11 2138-4066.

São Paulo, July 10, 2009
Votorantim Celulose e Papel S.A.
Paulo Prignolato
Investor Relations Officer

The conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The VCP common shares that will be issued to holders of VCP preferred shares have not yet been registered with the U.S. Securities and Exchange Commission. No offers of securities or offers to buy securities may, or will, be made by VCP absent registration or an exemption from registration. The conversion referred to in this notice is being conducted pursuant to the Brazilian Corporation Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: July 14, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer

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